

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2024

Christopher J. Bruno
Chief Executive Officer & President
RSE Innovation, LLC
40 Howard Street, Suite 215
New York, NY 10013

> **Re: RSE Innovation, LLC**
> **Post-Qualification Amendment No. 13**
> **Filed October 31, 2024**
> **File No. 024-11612**

Dear Christopher J. Bruno:

We have reviewed your amendment and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 13 Filed October 31, 2024

Cover Page

1. We note that your definition of Asset Class includes "collectible items, including collectible automobiles, memorabilia, alcohol and digital assets." Please tell us what category Series #STEGO belongs in and revise the definition of Asset Class, if appropriate.

Offering Summary, page 5

2. We note your statement in the risk factor on page 45 that "any profits generated ... from issuing additional Interests in Underlying Assets on the Platform will be for the benefit of the Manager and Rally Holdings (e.g. more Sourcing Fees)." Please revise here to clarify whether the maximum Sourcing Fee for each applicable Series includes any profits generated from issuing additional Interests.

3. We note your description of the Success Fee. Please revise to provide the definition of "Capital Proceeds," which we note is defined in your Operating Agreement.

<u>"There is currently no active trading market...", page 14</u>

4.   Your disclosure indicates that the Manager does not ever intend to permit secondary trading in Series #STEGO and investors in this series will have no opportunity for liquidity in their investment until the Underlying Asset is sold. Please explain whether investors in this series will be permitted to effectuate secondary transfer of their interests in some other manner not involving the PPEX ATS. Your disclosure elsewhere of the reasons for which the Manager may refuse a transfer by an Interest Holder (ex: a change of U.S. federal income tax treatment) suggest that transfers in Series #STEGO would be permissible provided they do not trigger any of the specified reasons; however your disclosure here suggests that Series #STEGO interests holders are never permitted to transfer their interests. Please clarify throughout, and to the extent any transfers of interests in Series #STEGO are not permitted, please explain how this is consistent with your Operating Agreement. Also revise to indicate in general the procedures an interest holder must follow to initiate and effect a secondary transfer of the series interests.

<u>"We rely on data from past auction sales and insurance data...", page 27</u>

5.   We note references to "formatting and packaging of an item" "materials" "counterfeit card[s] or a piece of memorabilia." Please revise the examples in this section to reflect the types of Underlying Assets that you have issued or plan to issue, which currently includes domain names, a celebrity's childhood home, and a nearly complete dinosaur skeleton. Please make the same changes to other risk factors that reference trading cards, baseball cards, football jerseys, and competitors such as eBay or Amazon. Additionally, we note references to digital piracy that as it relates to Related Assets and industrial piracy that seem similarly inapplicable to your current Asset Class. In addition, we note other risk factors which discuss the value of the "Asset Class" and that PPEX will be used to create a market to more accurately value the asset. Such risk factors do not appear applicable to Series #STEGO. Please revise as appropriate.

<u>"Your limited voting rights in the Company will vary over time...", page 39</u>

6.   We note your statement that "it will be difficult for Interest Holders to determine their level of voting power at any point in time." Please disclose how you plan to keep track of elections to become a Vote Limited Record Holder and any sales by your Manager or its affiliates to non-affiliates and such non-affiliates' elections regarding voting power. Please elaborate on any measures that Interest Holders may take in order to determine their level of voting power (ex: statements made by you directly to investors, investors' ability to contact the company directly, or otherwise).

<u>Business of the Company, page 57</u>

7.   We note the following statements in this section. Please revise to elaborate or revise as noted below:
   •   "... we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale." Please elaborate on such economies of scale here (as you do on page 16), and revise to

specifically acknowledge how such economies of scale may be achieved with a varied Asset Class.

- "[t]he Company aspires to offer ... unique and enjoyable experiences that enhance the utility value of investing in the Asset Class." Please elaborate on the experiences you provide, please clarify whether you have provided any experiences to date, and describe how such experiences enhance the utility value of investing in the Asset Class.

8. We note your statement that "[t]he Company has not taken any steps to generate Contractual Revenues from the usage of the Underlying Asset of any Series, but the Company may choose to pursue any of the above channels, or any other channels, in the future." However, based on disclosure in your Form 1-SA for the semi-annual period ended June 30, 2024 filed on September 20, 2024, it appears that at least three of your Series are generating revenue. Please revise for consistency.

Description of the Business
Overview, page 57

9. We note your statement that "a global, multi-billion-dollar industry, is characterized by: (i) a very small number of participants who have the financial means to acquire, enjoy and derive financial gains from the highest quality and value of Innovation Assets, and (ii) a very large number of Asset Class enthusiasts who have equivalent knowledge and passion for the assets, but no current mechanism to benefit financially from or enjoy certain benefits of ownership of the Asset Class in the highest value segment." We note that the Asset Class consists of a range of items, including automobiles, memorabilia, alcohol, and digital assets. Please revise to quantify the "very small number of participants" and the "very large number of Asset Class enthusiasts" or revise to state that this is management's belief.

10. We note your statement that "[a]n owner interested in selling its Underlying Asset will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting in the Underlying Asset." Please revise to explain how this statement applies to series such as Series #STEGO, as you note that the Manager does not intend ever to permit secondary trading in such interests. In addition, provide a source or revise to clarify that this is management's belief.

11. Please revise to provide a organizational chart that illustrates the ownership and management structure of the Company, RSE Innovation Manager, LLC, Rally Holdings, RSE Markets, the Advisory Board, RSE Archive, LLC and RSE Collection, LLC so that investors can better understand your structure, conflicts of interest, and your strategy in overlapping asset classes.

Asset Liquidity, page 68

12. Please revise here and elsewhere as appropriate throughout the filing to indicate that certain series, such as Series #STEGO, will not have any liquidity by means of secondary trading on PPEX ATS. The disclosure as currently presented suggests that Series #STEGO may have a secondary trading market on PPEX ATS.

Principal Interest Holders, page 87

13.   Footnote 1 indicates that certain interest holders have irrevocably elected to limit their voting rights, and the table does not include any information about such holders. Please indicate whether such "Vote Limited Record Holders" retain any voting rights, and, if so, specify such rights. If any of such holders retain any voting rights, please supplementally explain how you determined that the series interests held by such holders are not considered voting securities.

Description of Series #STEGO, page B-8

14.   Please revise to disclose the material terms of the Option to Purchase Agreement entered into with Wyoming Dinosaur Discovery, LLC, GeoDecor, Inc., Tom Lindgren and Alan J. Ginsberg. As examples, please disclose certain of the terms listed in Schedule A to the Asset Purchase Agreement, including the prepayments, authentication requirements, and process if the option is not exercised during the exercise period. Please also include the asset bone map included as Exhibit C. Disclose whether and, if so, how you will update potential investors as to the progress of the excavation, professional preparation, and mounting. We note in this regard your risk factor on page 39 indicating that there is no guarantee as to the final results of the excavation process and many steps in the process could damage the Underlying Asset. Indicate whether potential purchasers who submit a subscription agreement prior to closing will be able to withdraw their subscription if there is a material change in the condition of the asset during the excavation, preparation or mounting process.

General

15.   You disclose on page 88 that it is anticipated that SRAM will own more than ten percent of the voting interests in #STEGO upon completion of the offering, and your Use of Proceeds table on page B-6 indicates that you will issue $10,499,981 in series interests to the Asset Seller as part of the total consideration. Given that the minimum amount required for closing is $11,000,000, please tell us, and disclose as appropriate, if closing of the offering is essentially assured. Please include related risk factor disclosure as well as concentration of ownership, as applicable.

Exhibit Index, page III-1

16.   Exhibit 13.1 includes a footnote stating that your "testing the waters" materials were previously filed on August 20, 2021, and the hyperlink links to a generic page with the text "COMING SOON." We note that the prior post-qualification amendments for RSE Innovation contain the same footnote and hyperlink. Please advise, and revise to file any testing the waters materials required to be filed by Item 17 of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tim Gregg